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                              August 14, 2023

       David Li
       Chief Executive Officer
       JOYY Inc.
       30 Pasir Panjang Road #15-31A Mapletree Business City
       Singapore 117440

                                                        Re: JOYY Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35729

       Dear David Li:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

   1. We note your statement that you reviewed your register of members and public EDGAR filings made by your
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 David Li
JOYY Inc.
August 14, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for
         JOYY Inc.    or    JOYY Inc., its subsidiaries or the variable
interest entities.    We also note
      that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in
      Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.



                                                              Sincerely,
FirstName LastNameDavid Li
                                                              Division of
Corporation Finance
Comapany NameJOYY Inc.
                                                              Disclosure Review
Program
August 14, 2023 Page 2
cc:       Haiping Li, Esq.
FirstName LastName